June 15, 2017

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.

Draft Registration Statement on Form S-1 Submitted March 9, 2016 (“DRS”)

Amendment No. 1 to DRS Submitted April 25, 2016

Amendment No. 2 to DRS Submitted May 13, 2016

Amendment No. 3 to DRS Submitted June 17, 2016

Amendment No. 4 to DRS Submitted May 22, 2017

CIK No. 0001668673

Dear Mr. Reynolds:

On behalf of PetIQ, Inc. (the “Company”), enclosed for your review is Amendment No. 5 (“Amendment No. 5”) to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on March 9, 2016 and amended by Amendment No. 1 to the Company’s Registration Statement confidentially submitted with the Commission on April 25, 2016, Amendment No. 2 to the Company’s Registration Statement confidentially submitted with the Commission on May 13, 2016, Amendment No. 3 to the Company’s Registration Statement confidentially submitted with the Commission on June 17, 2016 and Amendment No. 4 to the Company’s Registration Statement confidentially submitted with the Commission on May 22, 2017. An electronic version of Amendment No. 5 has been confidentially submitted concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 5 has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated June 7, 2017, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Comment No. 1

Please further quantify, to the extent material, each factor you cite as impacting the increase in net sales and gross profit for the three months ended March 31, 2017. See Item 303(b) of Regulation S-K.

Response:

The Company has revised the disclosure on page 58 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 88

Comment No. 2

Please also disclose the approximate dollar value of the amount involved in each transaction since your fiscal year ended 2016, as applicable.

Response:

The Company has revised the disclosure on page 89 of the Registration Statement.

Financial Statements

PetIQ, Inc

Comment No. 3

Please revise to provide updated financial statements as required by Rule 3-12 of Regulation S-X.

Response:

The Company has revised the Registration Statement to include an unaudited balance sheet of PetIQ, Inc. as of March 31, 2017.

PetIQ, LLC and subsidiaries

Note 1. Principal Business Activity and Significant Accounting Policies Property, Plant and Equipment, Page F-10 and F-23

Comment No. 4

We note your disclosure on page F-10 that depreciation and amortization expense is recorded in general and administrative expenses in the consolidated statements of comprehensive income. However, you state on page F-22 that depreciation and amortization expense is recorded in cost of sales and general and administrative expenses. Please clarify and revise your accounting policy to disclose whether a portion of your depreciation and amortization is included in cost of sales. If depreciation or amortization is not allocated to cost of sales, please revise the cost of sales line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B.

Response:

The Company has revised the disclosure on page F-12 to clarify that depreciation and amortization expense is recorded in cost of sales and general and administrative expenses.

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If you have any questions regarding any of the response in this letter, please call me at (312) 558-5257.

Respectfully Submitted,

/s/ James J. Junewicz

James J. Junewicz

cc:	McCord Christensen
John Newland
Robert Mooney
Dominick P. DeChiara
Bryan C. Goldstein